Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, CO  80203

March 26, 2010

Via EDGAR

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Variable Insurance Trust (the “Registrant”)

File Nos. 333-13986; 811-21987

Post-Effective Amendment No. 3

Dear Mr. Foor:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the U.S. Securities and Exchange Commission (the “Staff”) on March 2, 2010 and March 8, 2010 to Post-Effective Amendment No. 3 (“PEA No. 3”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

STAFF COMMENTS:  PEA NO. 3  – PROSPECTUS

COMMENT NOS. 1-17 APPLY TO EACH OF THE FIVE SUMMARY SECTIONS IN THE STATUTORY PROSPECTUS

1.

Staff Comment:  Please insert the following disclosure as part of the narrative following the “Fees and Expenses of the Portfolio” heading on page 5 of PEA No. 3:

The fee table does not reflect expenses incurred from investing through a separate account or qualified plan and does not reflect variable annuity or life insurance contract charges.  If it did, the overall fees and expenses would be higher than those shown.

Registrant’s Response:  The Registrant will insert the above disclosure as the second sentence to the narrative following the “Fees and Expenses of the Portfolio” heading.

2.

Staff Comment:  Please revise the “Shareholder Fees” table on page 5 of PEA No. 3 to reflect “N/A” or “Not Applicable” instead of “None” for each designated fee. You may also, in the alternative, omit the table pursuant to Instruction 1(c) to Item 3 of Form N-1A.

Registrant’s Response:  The Registrant will delete the “Shareholder Fees” table on page 5 pursuant to Instruction 1(c) to Item 3 of Form N-1A.

3.

Staff Comment:  Please revise the footnote (1) to the “Annual Fund Operating Expenses” table on page 5 of PEA No. 3 to conform with Instruction 3(f)(vii) to Item 3 of Form N-1A.  If certain current disclosure that arguably exceeds that disclosure provided for in Instruction 3(f)(vii) is omitted from the footnotes, the Registrant can move such disclosure to other locations in the Prospectus.

Registrant’s Response:  The Registrant has revised the disclosure in footnote (1) under the “Annual Fund Operating Expenses” table on page 5 of PEA No. 3 to read:

(1) The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs.

The Registrant will also move a portion of the current disclosure to page 33 under the “Additional Information about the Portfolio’s Principal Investment Strategies” section of the Prospectus.  The revised disclosure will read:

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests.  The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2009.  The Portfolio has two classes. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I and Class II for each of the Portfolios would be as follows:

Portfolio	Class I	Class II
Ibbotson Conservative ETF Asset Allocation Portfolio	0.95%	1.20%
Ibbotson Income and Growth ETF Asset Allocation Portfolio	0.82%	1.06%
Ibbotson Balanced ETF Asset Allocation Portfolio	0.68%	0.92%
Ibbotson Growth ETF Asset Allocation Portfolio	0.66%	0.91%
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	1.28%	1.55%

4.

Staff Comment: Please revise footnote (2) to the “Annual Fund Operating Expenses” table on page 5 of PEA No. 3 to conform with Instruction 3(e) to Item 3 of Form N-1A.  If certain current disclosure that arguably exceeds that disclosure provided for in Instruction 3(e) is omitted from the footnotes, the Registrant can move such disclosure to other locations in Prospectus.

Registrant’s Response:  The Registrant has revised the disclosure in the footnotes under the “Annual Fund Operating Expenses” table on page 5 of PEA No. 3 to read:

(2) The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Net Annual Fund Operating Expenses do not exceed a maximum of either 0.48% of Class I shares average daily net assets through April 30, 2011 or 0.73% of Class II shares average daily net assets through April 30, 2011.  The Adviser and Subadviser can terminate this agreement at any point during the period, and you will be notified if these waivers and/or reimbursements are discontinued after that date resulting in a material change in the Fund’s Net Annual Operating Expense.

The Registrant will move a portion of the current disclosure to page 35 under the “Management of the Portfolios” section of the Prospectus. The revised disclosure will read:

Pursuant to the Investment Advisory Agreement (“Advisory Agreement”), each Portfolio pays the Adviser an annual management fee of 0.45% based on such Portfolio’s average daily net assets.  The management fee is paid on a monthly basis.  The Adviser is required to pay all fees due to the Subadviser out of the management fee the Adviser receives from the Portfolio.  The management fee paid by each Portfolio for the fiscal year ended December 31, 2009, expressed as a percentage of average net assets is 0.45%.  The Adviser has entered into a contractual arrangement with the Subadviser to reimburse equally 50% of each Portfolio’s expenses, and/or waive a portion of the advisory, subadvisory or other fees, and/or reimburse fees to the extent necessary to cap each Fund’s Net Annual Fund Operating Expenses at 0.48% of average daily net assets for Class I shares and at 0.73% of average daily net assets for Class II shares through April 30, 2011, subject to acquired fund fees and expenses and extraordinary expenses, which may cause each Portfolio’s Net Annual Fund Operating Expenses shown above to exceed the maximum amounts.

5.

Staff Comment:  In the “Example” section on page 5 of PEA No. 3, please insert into the narrative the following disclosure:

The Example does not include expenses incurred from investing through a separate account or qualified plan.  If the Example included these expenses, the figures shown would be higher.

Registrant’s Response:  The Registrant will insert the above disclosure into the narrative following the “Example” heading and the narrative will be revised as follows:

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, you reinvest all dividends and capital gains distributions and that the Portfolio’s operating expenses remain the same.  After one year, the Example does not take into consideration the Adviser’s and Subadviser’s agreement to waive fees. The Example does not include expenses incurred from investing through a separate account or qualified plan.  If the Example included these expenses, the figures shown would be higher.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

6.

Staff Comment:  In the “Portfolio Turnover” section on page 5 of PEA No. 3, please remove the reference in the second sentence of the narrative that a higher portfolio turnover rate may result in higher taxes when Portfolio shares are held in a taxable account, as this disclosure is not relevant for this Portfolio.

Registrant’s Response:   The Registrant has revised the disclosure on page 5 in the “Portfolio Turnover” section to read:

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Portfolio’s performance. During the most recent fiscal year, the Portfolio’s turnover rate was 31% of the average value of the Portfolio.

7.

Staff Comment:  In the “Principal Investment Strategies” section on page 5 of PEA No. 3, please remove the second sentence of the narrative regarding notifying a shareholder of the Portfolio at least 60 days before making any changes to the Portfolio’s investment strategy, as this is not required under Item 4(a) of Form N-1A.

Registrant’s Response:   The Registrant has revised the disclosure on page 5 of the “Principal Investment Strategies” section to read:

The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”).  For the purposes of this 80% investment policy, net assets are measured at the time of purchase. The Portfolio is a “Fund-of-Funds” and seeks to achieve its investment objective by investing primarily in a portfolio of Underlying ETFs. Each Underlying ETF, in turn, in an attempt to approximate the investment performance of its benchmark, invests in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments.  The investment policies of the various Underlying ETFs are described generally in the section called “Information about the Underlying ETFs” in this Prospectus.

8.

Staff Comment:  In the “Principal Risks of Investing in the Portfolio” section on page 9 of PEA No. 3, please confirm whether “Conflicts of Interest Risk” is a principal investment risk of the Portfolio, and if so confirmed, please enhance the current disclosure and add a corresponding investment strategy under the Portfolio’s “Principal Investment Strategies” section. If Registrant deems the “Conflicts of Interest Risk” to not be a principal investment risk of the Portfolio, then please remove from this section.

Registrant’s Response:  The Registrant deems the “Conflicts of Interest Risk” to be a principal risk more closely aligned with the relationship between the Portfolio’s sub-adviser and its affiliates, than with the Portfolio itself. Thus, the Registrant does not deem the “Conflicts of Interest Risk” to be a principal investment risk of the Portfolio, and such disclosure will be removed from this section.

9.

Staff Comment:  In the “Principal Risks of Investing in the Portfolio” section on page 9 of PEA No. 3, please confirm whether “Exchange-Traded Notes Risk” is a principal investment risk of the Portfolio, and if so confirmed, please enhance the current disclosure and add a corresponding investment strategy under the Portfolio’s “Principal Investment Strategies” section. If Registrant deems the “Exchange-Traded Notes Risk” to not be a principal investment risk of the Portfolio, then please remove from this section.

Registrant’s Response:  Based on discussions with the Adviser and Sub-Adviser, the Fund recognizes  that although the use of ETNs is not contemplated in the immediate term, the use  of such instruments remains under active consideration by the Sub-Adviser and may in the future become a principal strategy of the Fund.  On that basis we believe that it is appropriate to continue the inclusion of the ETN risk factor as a principal risk of the Fund and consequently have added ETNs as a principal investment strategy.

The Registrant has revised the disclosure on page 7 of PEA No. 3 to read:

The Portfolio typically expects to allocate its investments in Underlying ETFs such that 80% of such allocation is invested in Underlying ETFs that invest primarily in fixed-income securities  and money market instruments (“Fixed-Income Underlying ETFs”) and approximately 20% of such allocation is invested in Underlying ETFs that invest primarily in equity securities of large, medium and small sized companies, and may include other investments such as commodities and commodity futures (“Non-Fixed Income Underlying ETFs”).  However, under normal market conditions, the Portfolio may from time to time invest approximately 70-90% of such allocation in Fixed-Income Underlying ETFs and 10-30% of such allocation in Non-Fixed Income Underlying ETFs. Additional Information on the Portfolio’s Investment Strategies can be found in this prospectus. The Portfolio may also seek to achieve its investment objective by investing in Exchange Traded Notes (“ETNs”). ETNs are generally senior, unsecured, unsubordinated debt securities which are issued by a sponsor, and their returns are based on the performance of an underlying market index, usually in the natural resource or commodity markets, minus an annual expense or fee.

10.

Staff Comment:  In the “Principal Risks of Investing in the Portfolio” section on page 9 of PEA No. 3, please confirm whether “Fixed-Income Underlying ETF Risks” and “Non-Fixed Income Underlying ETF Risks” is a principal investment risk of the Portfolio, and if so confirmed, please enhance the disclosure to distinguish the sub-parts as they pertain to the Portfolio’s and the investment allocations of the Underlying ETFs.

Registrant’s Response:  The Registrant has revised the disclosure on page 9 of PEA No. 3 to read:

Fixed-Income Underlying ETF Risks.  A Fixed-Income Underlying ETF’s investments will expose the Portfolio to certain risks that may have an adverse effect on the Portfolio’s performance.  Since the Portfolio typically expects to allocate approximately 80% its investments in Fixed-Income Underlying ETFs, these risks could include (i) Credit Risk, (ii) Change in Rating Risk, (iii) Interest Rate Risk, and (iv) Duration Risk.

Non-Fixed Income Underlying ETF Risks.  A Non-Fixed Income Underlying ETF’s investments will expose the Portfolio to certain risks that may have an adverse effect on the Portfolio’s performance.  Since the Portfolio typically expects to allocate approximately 20% its investments in Fixed-Income Underlying ETFs, these risks could include (i) Equity Securities Risk, (ii) Foreign Securities Risk, (iii) Emerging Markets Risk, (iv) Commodity Risk, and (v) Real Estate Investment Trust (REIT) Risk.

11.

Staff Comment:  In the “Performance” section on page 9 of PEA No. 3, please confirm there will only be one class shown for the bar chart as noted in the narrative.

Registrant’s Response: The Registrant confirms that the Bar Chart in the “Performance” section on page 9 will contain the year to year performance of Class I only.

12.

Staff Comment:  In the “Performance” section on page 9 of PEA No. 3, please remove the “Return Before Taxes” and “Return After Taxes” references from the Average Annual Total Returns table and corresponding footnotes as these returns are not applicable to the Portfolio.

Registrant’s Response:  The Registrant has revised the table to omit the references to “Return Before Taxes” and “Return After Taxes” in the Average Annual Total Returns Table on page 9.

13.

Staff Comment:  In the “Performance” section on page 9 of PEA No. 3, please remove footnote (1) and insert the inception date of the Portfolio as a parenthetical to the applicable column heading in the Average Annual Total Returns table.

Registrant’s Response:  The Registrant has removed footnote (1) and revised the Average Annual Total Returns table on page 9 to read:

	1 Year	Since Inception (April 30, 2007)
Ibbotson Conservative ETF Asset Allocation Portfolio – Class I	8.36%	2.57%
Ibbotson Conservative ETF Asset Allocation Portfolio – Class II	8.06%	2.21%
Dow Jones Conservative U.S. Portfolio Index(1)	11.04%	4.48%
20% S&P 500 Index/80%Barclays Capital U.S. Aggregate Bond Index(2)	10.04%	3.20%

14.

Staff Comment:  In the “Performance” section on page 11 of PEA No. 3, pursuant to Instruction 2(b) of Item 4(b)(2), please remove footnotes (3) and (4) and disclose the Portfolio’s primary and secondary benchmarks in the narrative explanation on page 9 accompanying the bar chart and table consistent with Instruction 2(b).

Registrant’s Response:  The Registrant has removed footnotes (3) and (4) and revised the narrative explanation of the Average Annual Total Returns table on page 9 to read:

The bar charts and tables on the following pages provide an indication of the risk of investing in the Portfolio by showing changes in the Portfolio’s Class I performance from year to year and by showing how the Portfolio’s average annual returns for one year and since inception compared with those of a widely recognized, unmanaged index of securities, as appropriate. The Dow Jones Conservative U.S. Portfolio Index is the Portfolio’s primary benchmark and is a broad measure of market performance that reflects a conservative asset allocation portfolio by aggregating the performance of a portfolio constituting 20% of the Dow Jones All Stock Portfolio and 80% of the Barclays Capital U.S. Aggregate Bond Index.  The Dow Jones All Stock Portfolio consists of six equally weighted sub-sets of the U.S. equities markets segregated first by market capitalization (large, mid and small company stocks) with each market capitalization then further sub divided based on growth and value investing styles.  The Barclays Capital U.S. Aggregate Bond Index is an index comprised of government securities, mortgage-backed securities, asset-backed securities and corporate securities to simulate the universe of bonds in the U.S. bond market.  The 20% S&P 500 Index/80% Barclays Capital U.S. Aggregate Bond Index is the Portfolio’s secondary benchmark.  The blend portfolio attempts to reflect the performance of a conservative asset allocation portfolio made of the aforementioned widely accepted benchmarks at their respective target weightings.  The S&P 500 Index consists of the 500 largest stocks in the U.S. equity markets and is a widely accepted barometer of the market due to its current representation of approximately 75% of the total U.S. equities market.  Each index figures do not reflect any deduction for fees, expenses or taxes.

Class II shares would have similar annual returns because all Classes of shares are invested in the same portfolio of securities, although annual returns will differ to the extent the Classes do not have the same expenses. Currently, the annual expense ratio of the Class I shares is lower than the estimated expense ratio of the Class II shares. Accordingly, performance would have been lower if Class II expenses were reflected. The bar charts and performance tables assume reinvestment of dividends and distributions. The Portfolio’s past performance does not necessarily indicate how it will perform in the future. Best Quarter and Worst Quarter figures apply only to the period covered by the chart. Updated performance information is available on the Portfolio’s website at www.fivitfunds.com or by calling 1-866-432-2926.

15.

Staff Comment:  In the “Tax Information” section on page 11 of PEA No. 3, please revise the narrative to better reflect that the Portfolio is sold to variable insurance contracts and other tax-deferred arrangements.

Registrant’s Response:  The Registrant has revised the Average Annual Total Returns table on page 11 to read:

The Portfolio’s distributions are not taxable if you are investing through a tax-deferred arrangement, such as a variable insurance contract. Such tax-deferred arrangements may be taxed later upon withdrawals of monies from those arrangements. However, if the Portfolio’s distributions are taxable, the distributions will be taxed as ordinary income or capital gains.

16.

Staff Comment:  In the “Financial Intermediary Compensation” section on page 11 of PEA No. 3, please revise the narrative to better reflect that the Portfolio experiences a different form of conflict of interest as payments generally go to an insurance company and not a sales person.

Registrant’s Response:  The Registrant has revised the narrative in the “Financial Intermediary Compensation” section on page 11 to read:

This Portfolio is only offered as an underlying investment option for variable insurance contracts. The Portfolio and its related companies may make payments to sponsoring insurance companies or its affiliates for distribution and/or other services.  These payments may create a conflict of interest by influencing insurance companies to include the Portfolio as an underlying investment option in a variable insurance contract.  The prospectus or other offering documents for variable insurance contracts may also contain additional information about these payments.

17.

Staff Comment:  In the “Management of the Portfolios” section on page 35 of PEA No. 3, please insert the investment adviser’s experience in the first narrative under the “Investment Adviser” heading to conform with Item 10(a)(1) of Form N-1A.

Registrant’s Response:  The Registrant will complete the second sentence in the first narrative to show the Adviser’s current number of employed investment professionals and combined years of experience with the Adviser to conform with Item 10(a)(1) of Form N-1A.

18.

Staff Comment:  Please confirm the Registrant is not involved in any material legal proceedings, pursuant to Item 10(a)(3) of Form N-1A.

Registrant’s Response:  The Registrant is currently not involved in any material legal proceedings.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0562.

Very truly yours,

/s/ Alex J. Marks

Alex J. Marks

Secretary,

Financial Investors Variable Insurance Trust

cc:

Tané T. Tyler, ALPS Fund Services, Inc.

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP